GUNDERSON DETTMER STOUGH
VILLENEUVE FRANKLIN & HACHIGIAN, LLP
155 CONSTITUTION DRIVE
MENLO PARK, CALIFORNIA 94025
TELEPHONE: (650) 321-2400     FACSIMILE: (650) 321-2800
March 4, 2008
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 6010
Attention: Russell Mancuso
                     Gabriel Eckstein

Re:	Hansen Medical, Inc. Amendment No. 2 to Registration Statement on Form S-3 File No. 333-148802
Dear Mr. Mancuso and Mr. Eckstein:
Hansen Medical, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-3 (the “Registration Statement”). Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 2 and (ii) three hard copies of Amendment No. 2 which are marked to show changes to Amendment No. 1 to the Registration Statement filed on February 11, 2008.
On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated February 13, 2008 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the February 13, 2008 letter in italicized print, and the Company’s responses are provided below each comment.
1.	If you seek acceleration of the effective date of your registration statement before the date that your incorporated financial statements are stale, please disclose any known material results for your last completed fiscal quarter and year. Also, if audited financial results are available before the effective time, they must be included.

Securities and Exchange Commission
Division of Corporation Finance
March 4, 2008

     RESPONSE TO COMMENT 1:
     In response to the Staff’s comment the Company notes that on February 28, 2008 it filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and such report is incorporated by reference into the Registration Statement.
* * * * *
     Please do not hesitate to contact me at (650) 463-5353 if you have any questions or would like additional information regarding this matter.
Very truly yours,

GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ David T. Young David T. Young

cc:	Steven Van Dick, Hansen Medical, Inc.
David M. Shaw, Esq., Hansen Medical, Inc.
Ivan Gaviria, Esq., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Magnus Momsen, PricewaterhouseCoopers LLP
Craig E. Lutz, PricewaterhouseCoopers LLP